TOMOTSUNE & KIMURA
SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

02060941

FACSIMILE: 81-3-3593-3336

December 26, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SKY Perfect Communications Inc. - 12g3-2(b) Exemption (File No. 82-5113)

Ladies and Gentlemen:

In connection with the exemption of SKY Perfect Communications Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Total Registrations and DTH Subscribers as of the end of July 2002;
2. Full-Scale Launch of "SKY PerfectBB," a Content Distribution Service on the Broadband;
3. Consolidated Business Results of First Quarter for the year ending March 2003;
4. Summary of Business Results for 1st Quarter of Fiscal Year 2002 (Supplement);
5. Total Registrations and DTH Subscribers as of the end of August 2002;
6. Acquisition of Exclusive Broadcasting Rights in Japan for the Serie A Italian Professional Soccer League;
7. Notice Regarding Ratio of Foreigners' Stockholdings;
8. Total Registrations and DTH Subscribers as of the end of September 2002;
9. Total Registrations and DTH Subscribers as of the end of October 2002;
10. Consolidated Semi-Annual Report Release for the year ending March 2003;
11. Summary of Business Results for 1st Half of Fiscal Year 2002 (Supplement) ;
12. Notice on the Allotment of Stock Option (Stock Acquisition Rights);
13. Notice on the details of Issuance of Stock Options (Stock Acquisition Rights);

dlw 1/10

14. Total Registrations and DTH Subscribers as of the end of November 2002; and

15. Semiannual Report 2002.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336). For your information, the division of the Company in charge of this matter is Finance & Accounting Dept. (telephone +813-5468-9425, facsimile +813-3468-3612).

Very truly yours,

Akiko Kimura

Enclosure

To whom it may concern:

August 2, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of July 2002

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) announced the number of Total Registrations and DTH Subscribers as of the end of July, 2002.

From this month, we announce the number of subscribers of "SKY PefecTV! 2" , CS110-degree broadcasting sevice which started regular service from July 1, 2002. The number of subscribers of "SKY PefecTV! 2" is cummulative numbers from the start of registration on June 1, 2002.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	49,751	46,133
Churn (Churn Rate*3)	21,585 (-%)	19,514(-%)
July Net Increase	28,166	26,619
Cumulative Total	3,259,375	2,842,488

SKY PerfecTV!	Total Subscribers*1	DTH Subscribers*2
New Subscribers	34,222	31,264
Churn (Churn Rate*3)	21,558 (8.0%)	19,488 (8.3%)
July Net Increase	12,664	11,776
Cumulative Total	3,243,873	2,827,645

SKY PerfecTV! 2	Total Subscribers*1	DTH Subscribers*2
New Subscribers	15,529	14,869
Churn (Churn Rate*3)	27 (-%)	26 (-%)
July Net Increase	15,502	14,843
Cumulative Total	15,502	14,843

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in

addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month
/Total Subscribers at the end of the previous month
x 12 months

*4 The number of new subscribers and net increase of "SKY PefecTV! 2" is included the number of registration in advance, which started from June 1, 2002.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 31 2002
WASH. D.C. 155

To whom it may concern:

August 2, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Full-Scale Launch of "SKY PerfectBB," a Content Distribution Service on the Broadband

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, President & CEO : Yasushi Hosoda) has renewed "SKY PerfectBB", a pay trial service for distributing content on the broadband that started in February this year, and has started a full-scale service on August 1.

Since last summer, the Company has taken part in the test distribution of content via broadband with some communications carriers for technical verification. The Company has also provided a pay trial service for distributing content in the limited areas of Tokyo and Osaka Prefecture since February 1 this year, as the final test phase prior to full-scale launch, using the broadband networks of NTT East, NTT West and NTT Communications.

The Company has now decided to move to a full-scale service, after confirming the practicality of the quality and fees through the trial service.

Although the trial service was provided only to users of a limited number of communications carriers in limited areas, the full-scale service to start in August will be accessible* by all broadband users through the Internet.

* The Company has adopted NTT Communication's platform for streaming distribution, customer and fee management, fee collection gateway (settlement using credit cards, etc.), management of copyright (DRM), etc.

In addition, the Company will improve menus on the site so that users can derive more enjoyment from the "SKY PerfectBB" and adopt a new membership registration system. The membership services are provided for two types of members, namely free members, "Chotto Members" and charged members, "Motto Members." For free members, we will improve our services so that members can enjoy animated content, simple games and other services, while they come to know more about the joys of using "SKY PerfectBB". Meanwhile, charged members will enjoy a wide array of content simply by paying for the Basic Package (980 yen/month; 490 yen/month until the end of March 2003) in addition to the membership fee (1,000 yen, charged only at the time of registration; free until the end of May 2003) and the basic monthly charge (300 yen; free until the end of December 2002). In addition, preparations are underway to offer selected content from well-known SKY PerfecTV! channels to our members as an extra premium to the Basic Package, including popular idols in adult magazines and other age-restricted content (rated R-20; distribution to start in September 2002).

The Company will continue to improve the content services and make promotional efforts through campaigns and other means to further expand its broadband businesses and attract more subscribers to the content.

・ Profile of the "SKY PerfectBB" Service

(1) Start of full-scale service: Thursday, August 1, 2002

(2) Environment for use: Any broadband user can access the service from any part of the country.
* The following media offer animated pictures of higher quality than conventional media, because dedicated content distribution networks are used:
①ISP users in the following areas connected to the content distribution network of NTT Communications:
OCN ADSL Service (A) (ACCA): 23 wards of Tokyo, Chiba, Saitama, Osaka and Aichi Prefectures
OCN ADSL Access (FLET'S) : Tokyo and Osaka Prefecture
OCN Optical Access "B FLET'S" Plans: Tokyo and Osaka Prefecture
So-net ADSL (ACCA): 23 wards of Tokyo, Osaka and Aichi Prefectures
②NTT West
"B FLET'S" and "FLET'S ADSL": "FLET'S Square" users in Osaka Prefecture (excluding some parts of the prefecture)

(3) Specifications for distribution
① Encoding speed: 800 Kbps/1 Mbps
② Distribution form: Stream distribution (on-demand)
③ Distribution format: Windows Media Technology only
(Some content is distributed via NTT East's "FLET'S on demand" on Real Player.)

(4)Registration fee for SKY PerfectBB: 1,000 yen (Charged only at the time of registration; free until the end of March 2003.)

(5) Basic fee for SKY PerfectBB: 300 yen/month (Free until the end of December 2002.)

(6) Basic Package for SKY PerfectBB: 980 yen/month (490 yen/month until the end of August 2003) for about 90 titles on 23 channels (as of August 1)

(7) Premium content (for charged members): popular idols on adult magazines and other age-restricted content provided on the pay-per-day (PPD) basis (rated R-20; 100 yen to 300 yen)

* Users wishing to subscribe to age-restricted content need to follow the "Procedures for Viewing Adult Programs" with the SKY PerfectBB Customer Center. However, SKY PerfecTV! subscribers who have already sent a document certifying their age need not carry out the procedure.

(8) Publicity site for customers: http://www.skyperfectv.co.jp/broadband/

(9) SKY PerfectBB Customer Center: call at 0570-020-220 or 045-336-5335
(Calls are accepted between 10:00 and 20:00.)

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

● Price of SKY PerfectBB



Service for members of SKY PerfectBB
Service for Motto members (charged members)
SKY PerfectBB Basic Pack
~~980yen/month~~
490yen/month
until the end of Mar. 2003
・SKY PerfecTV! special ・Music
・Animation ・CG ・Entertainment
・Movie ・Business
・Sports ・Hobby&Utility
・Battle ・Popular Idol in Adult magazine
23ch About 90 titles
(As of August 2002) to be added more later
Distribution to start in September 2002
R-20
PPD
Idle in adult magazine
Others
Basic Fee ~~300yen/month~~
Free until the end of Dec. 2002!!
Registration Fee ~~1,000yen~~ Only for registration
Free Until the end of Mar. 2002!!
Service for Chotto members (free members)
Free Content
・Animation ・CG ・Business
・Movie ・Hobby&Utility
・Entertainment ・Game

● List of Contents Provider <28 companies (including SKY Perfect Communications) >

as of August 1, 2002

Contents Provider	Channel name
ATOSS INTERNATIONAL Ltd.	MUSIC AIR NETWORKS
Aviva Japan	PC TV
IMAGICA Corp.	gourmet,culture&entertainment TV
Kids Station Inc.	KIDS STATION
COMIN'SOON TV, Inc.	COMIN' SOON TV
Satellite Culture Japan Inc.	IGO&SHOGI CHANNEL
Samurai TV Inc.	FIGHTING TV SAMURAI !
Theater Television Co.,Ltd.	Theater Television
GK Co., Ltd	GK
JSkySports Corporation	J SKY Sports
J-COOL Inc.	J—COOL
Japan Entertainment Network Co., Ltd.	Cartoon Network
Japan Image Communication Co., Ltd.	Travel Channel/MONDO21
Jupiter Golfnetwork Co., Ltd.	Golf Network
SKY Perfect Communications Inc.	SKY PerfectBB Special
STAR CHANNEL INC.	STAR CHANNEL
SPORTS-i NETWORK INC.	Sports-i ESPN
So-net Be Media Corporation	So-net

DAIICHIKOSHO CO.,LTD	Eco Music TV
Tsukuba TV Co., Ltd.	Kit Manzoku Club
Fishing Vision Co., Ltd.	FISHING Vision
Digital Planet Satellite Broadcasting System Inc.	Music Japan TV
Nikkei CNBC Japan, Inc.	NIKKEI CNBC
PARADISETV	PARADISE TV
Four Eight Co., Ltd.	GOKAKU CHANNEL
Pay Per View Japan Inc.	Perfect Choice
Rakuten TV Inc.	Rakuten Shopping Channel
LaLa Media, Inc.	LaLa TV

SKY PerfecTV!
August 13, 2002

To whom it may concern:

Consolidated Business Results of First Quarter for the year ending March 2003

Company Name: SKY Perfect Communications Inc.
(Tokyo Stock Exchange Mothers Code No. 4795)

Address of Head Office: 15-1, Shibuya 2-chome
Shibuya-ku, Tokyo

For any inquiries please call: Toshikuni Shimizu
General Manager
Business Management Dept.

TEL: 03-5468-7800

1. Business Results

(1) First quarter for the year ending March 2003 (from April 1, 2002 through June 30, 2002)

	First quarter for the year ended March 2002 (Same quarter of previous year)	First quarter for the year ending March 2003 (Current quarter)	Increase/Decrease ratio compared to the previous year	Previous period (Annual)
	(Million yen)	*(Million yen)*	*(%)*	*(Million yen)*
Operating Revenue	14,255	17,477	22.6	59,432
Operating Loss	2,865	18,492	-	10,337
Ordinary Loss	3,226	19,080	-	11,901
Net Loss for the Current Period	3,137	19,357	-	12,248
Total Asset	144,213	123,280	(14.5)	146,477
Shareholder's equity	116,650	88,190	(24.4)	107,548

(2) Operating Revenue by Business Services

	First quarter for the year ended March 2002		First quarter for the year ending March 2003		Increase/Decrease ratio compared to the previous year	Previous period (Annual)	
	(Amount)	*(Ratio)*	*(Amount)*	*(Ratio)*		*(Amount)*	*(Ratio)*
	(Million yen)	*(%)*	*(Million yen)*	*(%)*	*(%)*	*(Million yen)*	*(%)*
Customer management business and promotion of digital broadcasting	10,311	72.3	11,661	66.7	13.1	42,469	71.5
Business relating to broadcasting of programs	1,384	9.7	1,490	8.5	7.7	5,523	9.3
Other platform-related businesses	2,559	18.0	4,325	24.8	69.0	11,439	19.2
Total	14,255	100.0	17,477	100.0	22.6	59,432	100.0

To whom it may concern:

August 13, 2002

Yasushi Hosoda
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Summary of Business Results for 1st Quarter of Fiscal Year 2002 (Supplement)

1. Subscriber Addition and Churn

(Thousands of people)

	1Q/FY01	1Q/FY02	Difference	Difference (%)
Total Sub. Net Addition	108	189	81	75.3%
Total Sub. at Period End	2,726	3,231	505	18.5%
New DTH Subscribers	145	251	106	72.8%
Number of DTH Churn	49	46	△4	△7.3%
DTH Sub. Net Addition	96	206	110	114.0%
DTH Sub. at Period End	2,316	2,816	500	21.6%
Churn Rate (%、annualized)	8.7	6.7	△2.0	—

- As a result of the aggressive sales promotions and advertising activities such as the "Kimetekure! Campaign" for the 2002 FIFA World Cup Korea/Japan™, the number of new DTH subscribers was 251 thousand, up 72.8% from the previous fiscal year; especially increased in May, just before the start of the World Cup.

- The churn rate improved 2.0 points at 6.7%, compared with 8.7% in the same term of the previous year, affected by the opening of the World Cup.

2. Business Results

Financial Summary (April 1, 2002 – June 30, 2002)

(Millions of Yen)

Consolidated	1Q/FY01	1Q/FY02	Difference	Difference (%)
Revenues	14,255	17,477	3,221	22.6%
Operating Profit/Loss	△2,865	△18,492	△15,627	–
Profit/Loss before Income Taxes	△3,226	△19,080	△15,854	–
Net Profit/Loss	△3,137	△19,357	△16,219	–
Total Assets	144,213	123,280	△20,932	△14.5%
Total Shareholder's Equity	116,650	88,190	△28,459	△24.4%
Net cash from operating activities	–	△2,264	–	–
Net cash from investing activities	–	△6,287	–	–
Net cash from financing activities	–	△90	–	–
Net cash and cash equivalents at the end of period	–	48,898	–	–

Non-consolidated	1Q/FY01	1Q/FY02	Difference	Difference (%)
Revenues	14,207	16,967	2,760	19.4%
Operating Profit/Loss	△2,666	△18,760	△16,093	–
Profit/Loss before Income Taxes	△3,013	△19,324	△16,311	–
Net Profit/Loss	△3,022	△19,411	△16,389	–
Total Assets	141,817	116,288	△25,528	△18.0%
Total Shareholder's Equity	117,062	88,665	△28,397	△24.3%

● Due to the increase in the number of subscribers and advertising revenue from the World Cup etc., consolidated revenues increased by 22.6% from the previous fiscal year and non-consolidated revenues increased by 19.4% over the same period last year. The difference between consolidated and non-consolidated results is mainly attributable to the sales of our subsidiaries, Data Network Center Corporation, which is in charge of subscriber management in the platform operation, and Samurai TV Inc., which is running a martial arts channel.

- On a profit and loss basis, operating expenses increased due to the increase of promotional expenses which are the costs relating to the World Cup such as broadcasting rights fee and production costs, in addition to the increase of sales incentives accompanying a steady grow in the number of subscribers. As a result, consolidated net loss was 19,080 million yen, up 15,854 million yen from the same period last year, and consolidated net loss for the quarter was 19,357 million yen, up 16,219 million yen.

- We start to disclose the quarterly consolidated cash flow from this term. In this quarter, due mainly to the difference between the costs and the advance payments relating to the World Cup, cash flow through operating activities decreased by 2,264 million yen. In addition, the cash flow through investment activities was minus 6,287 million yen due to factors such as the investments in bonds and the acquisition of software related to customer management for the quarter. As a result, 48,898 million yen came from cash and cash equivalents, resulting in a decrease of 8,904 million yen over the pervious quarter.

3. Forecast for Fiscal year Ending March 2003 (from April 1, 2002 to March 31, 2003)

(Thousands of People, Millions of Yen)

	FY01 Result	FY02 Forecast	Difference	Rate of Difference(%)
New DTH Subscribers (thousands)	599	820	221	36.9%
DTH Sub. Net Addition (thousands)	391	560	169	43.2%
DTH Sub. at Period End (thousands)	2,610	3,170	560	21.5%
Total Sub. at Period End (thousands)	3,042	3,670	628	18.4%
DTH Churn Rate (%)	8.6%	8.7%	0.1%	—
Consolidated				
Revenues (Semiannual)	28,853	35,000	6,147	21.3%
(Annual)	59,432	72,000	12,568	21.1%
Profit/Loss before Income Taxes (Semiannual)	△4,806	△22,000	—	—
(Annual)	△11,901	△25,000	—	—
Net Profit/Loss (Semiannual)	△4,642	△21,500	—	—
(Annual)	△12,248	△24,000	—	—
Non-consolidated				
Revenues (Semiannual)	28,723	34,000	5,277	18.3%
(Annual)	58,396	70,000	11,604	19.9%
Profit/Loss before Income Taxes (Semiannual)	△4,428	△21,000	—	—
(Annual)	△11,534	△23,000	—	—
Net Profit/Loss (Semiannual)	△4,439	△21,000	—	—
(Annual)	△12,016	△23,000	—	—

●At this point, forecasts of FY2003 including the number of new DTH subscribers, revenues and profit /loss have not changed from those disclosed at the annuncement of FY2001 results on May 23, 2002.

(Note) Plans, strategy and beliefs, etc. related to the future results stated in the forecasts for this fiscal year are not past facts but forecasts using assumptions and convictions based on the judgment of management using currently available information. Consequently, these forecasts involve risks and uncertainties.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

To whom it may concern:

September 3, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795).
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of August 2002

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) announced the number of Total Registrations and DTH Subscribers as of the end of August, 2002.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	39,398	35,102
Churn (Churn Rate*3)	20,534 (7.6%)	18,792(7.9%)
August Net Increase	18,864	16,310
Cumulative Total	3,278,239	2,858,798

SKY PerfecTV!	Total Subscribers*1	DTH Subscribers*2
New Subscribers	36,225	32,053
Churn (Churn Rate*3)	20,461 (7.6%)	18,721 (7.9%)
August Net Increase	15,764	13,332
Cumulative Total	3,259,637	2,840,977

SKY PerfecTV! 2	Total Subscribers*1	DTH Subscribers*2
New Subscribers	3,173	3,049
Churn (Churn Rate*3)	73 (5.7%)	71(5.7%)
August Net Increase	3,100	2,978
Cumulative Total	18,602	17,821

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

To whom it may concern:

September 6, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Acquisition of Exclusive Broadcasting Rights in Japan for the Serie A Italian Professional Soccer League

SKY Perfect Communications Inc. (Head office: Shibuya-ward, Tokyo, President and CEO: Yasushi Hosoda) has once again won the exclusive broadcasting rights for the Italian professional soccer league, Serie A, in Japan for the next three seasons starting this year. The agreement will cover the 2002-2003 season, 2003-2004 season and 2004-2005 season.

Serie A enjoys worldwide popularity as one of the world's top-ranking professional soccer leagues alongside England's Premier League, and it is well-known in Japan thanks to the involvement of Japanese soccer star, Hidetoshi Nakata. Also, Shunsuke Nakamura, who has just joined the Reggina club and has played impressively in pre-season games, is the focus of much attention this season.

Since SKY Perfect Communications acquired Serie A broadcasting rights in 1999, the Company has been actively promoting soccer programming as hot viewing content. Under this new agreement, major European soccer leagues including the Serie A, Premier League, the Dutch First Division, the French League and the Belgian League, will be broadcast this season. The Company will continue to promote its content strategy for sports programming with soccer as the focus of its sports coverage.

Four to five Serie A games each round, mainly live broadcasts of the games between the leading and popular teams, will be broadcast on Perfect Choice (122 channels) etc.. The Company plans to provide subscribers with live broadcasts of all games featuring the very popular Hidetoshi Nakata and Shunsuke Nakamura.

The company will also provide live non-scrambled broadcast coverage of the first games of the season on September 14 and 15.

Negotiations for broadcasting sub-licenses are currently underway with some broadcasters.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

FILE No.
82—5113

To whom it may concern:

September 12, 2002

Yasushi Hosoda
President and Representative Director
SKY Perfect Communications Inc.

(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice Regarding Ratio of Foreigners' Stockholdings

We hereby make the following notice, since stocks held by foreigners (stockholders subject to the Radio Wave Law, Article 5, Paragraph 1, from Number 1 to Number 3) represented 19.311 % of total stocks with voting rights as of September 10, 2002.

1. Percentage stockholding of foreigners as of September 10, 2002

Number of stocks owned by foreigners (Number of stocks with voting rights: [A])	432,058 (432,058)
Number of total stocks issued (Number of stocks with voting rights: [B])	2,237,282 (2,237,282)
Percentage stockholding of foreigners [A/B x 100 (rounded to three decimal places)]	19.311%

2. Date of public announcement
September 17, 2002 (Newspaper carrying the article: Nihon Keizai Shinbun, morning edition)

(Reference)
Under the Broadcast Law, our broadcast license will be revoked if 20 per cent. or more of the voting rights attached to shares of our stock are owned by foreign persons (including (x) any persons who are not Japanese nationals, (y) any foreign governments or representatives thereof and (z) any foreign corporations or associations). Under the Broadcast Law, we may reject a request by any such foreign person that its name be entered in our shareholder register if our acceptance of such request would result in the 20 per cent. threshold being exceeded. If, and as long as, 15 per cent. or more of the voting rights attached to shares of our stock are owned by foreign persons, we will be required to give a public notice every six months pursuant to the Broadcast Law.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82–5113

To whom it may concern: October 2, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of September 2002

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) announced the number of Total Registrations and DTH Subscribers as of the end of September, 2002.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	43,975	38,488
Churn	21,823	18,699
Churn Rate*3	8.0%	7.8%
September Net Increase	22,152	19,789
Cumulative Total	3,300,391	2,878,587

SKY PerfecTV!	Total Subscribers*1	DTH Subscribers*2
New Subscribers	41,173	35,796
Churn	21,690	18,753
Churn Rate*3	8.0%	7.8%
Septembert Net Increase	19,483	17,223
Cumulative Total	3,279,120	2,858,200

SKY PerfecTV! 2	Total Subscribers*1	DTH Subscribers*2
New Subscribers	2,802	2,692
Churn	133	126
Churn Rate*3	8.6%	8.5%
September Net Increase	2,669	2,566
Cumulative Total	21,271	20,387

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month
/Total Subscribers at the end of the previous month
x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

November 5, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of October 2002

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) announced the number of Total Registrations and DTH Subscribers as of the end of October, 2002.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	40,417	40,092
Churn	22,763	20,628
Churn Rate*3	8.3%	8.6%
October Net Increase	17,654	19,464
Cumulative Total	3,318,045	2,898,051

SKY PerfecTV!	Total Subscribers*1	DTH Subscribers*2
New Subscribers	37,610	37,359
Churn	22,610	20,485
Churn Rate*3	8.3%	8.6%
October Net Increase	15,000	16,874
Cumulative Total	3,294,120	2,875,074

SKY PerfecTV! 2	Total Subscribers*1	DTH Subscribers*2
New Subscribers	2,807	2,733
Churn	153	143
Churn Rate*3	8.6%	8.4%
October Net Increase	2,654	2,590
Cumulative Total	23,925	22,977

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month
/Total Subscribers at the end of the previous month
x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

(Summary English Translation)

SKY PerfecTV!
November 7, 2002

Consolidated Semi-Annual Report Release for the year ending March 2003

SKY Perfect Communications Inc.
Code Number: 4795
(URL http://www.skyperfectv.co.jp)

Stock Exchange: Tokyo Stock Exchange Mothers
Head Office: Tokyo
Tel.: (03)5468-7800

Representative: Yasushi Hosoda, Representative Director and President
Attn: Norio Sato, General Manager of Finance & Accounting Dept.
Board Meeting Date: November 7, 2002
Adoption of U.S. GAAP: Not applicable

1. Consolidated Business Results (April 1, 2002 through September 30, 2002)

(1) Consolidated Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues		Operating Income		Recurring Income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Six months ended September 30, 2002	34,526	19.7	-18,118	-	-18,571	-
Six months ended September 30, 2001	28,853	31.9	-4,078	-	-4,806	-
Year ended March 31, 2002	59,432		-10,337		-11,901	

	Net Income		Net Income per Share	Net Income per Share (fully diluted)
	(millions of yen)	(%)	(yen)	(yen)
Six months ended September 30, 2002	-18,586	-	-8,307.78	-
Six months ended September 30, 2001	-4,642	-	-2,075.21	-
Year ended March 31, 2002	-12,248		-5,475.12	-

(Notes)

1. *Investment profit and loss in equity method:*
   Six months ended September 30, 2002: -24 million yen
   Six months ended September 30, 2001: -20 million yen
   Year ended March 31, 2002: -50 million yen
2. *Average number of outstanding shares during each period (Consolidated basis):*
   Six months ended September 30, 2002: 2,237,282 shares
   Six months ended September 30, 2001: 2,237,113 shares
   Year ended March 31, 2002: 2,237,127 shares

3. *Changes in accounting treatment: Not applicable*
4. *Percentages appearing under operating revenues, operating income, recurring income and net income represent the ratio of increase/decrease compared to the same period of the prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
	(millions of yen)	(millions of yen)	(%)	(yen)
Six months ended September 30, 2002	122,506	89,110	72.7	39,829.91
Six months ended September 30, 2001	146,990	115,145	78.3	51,470.73
Year ended March 31, 2002	146,477	107,548	73.4	48,070.98

(Notes)

Number of outstanding shares as of the end of each period (Consolidated basis):
Six months ended September 30, 2002: 2,237,282 shares
Six months ended September 30, 2001: 2,237,113 shares
Year ended March 31, 2002: 2,237,282 shares

(3) Consolidated Cash Flow

	Cash Flow by Operating Activities	Cash Flow by Investing Activities	Cash Flow by Financing Activities	Balance of Cash and Cash Equivalents at end of period
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Six months ended September 30, 2002	-5,564	-2,985	-315	48,781
Six months ended September 30, 2001	1,850	-3,022	-335	115,273
Year ended March 31, 2002	-10,075	-48,006	-947	57,803

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 3

Number of non-consolidated subsidiaries to which equity method is applicable: 0

Number of affiliated companies to which equity method is applicable: 1

(5) Changes in Object of Consolidation and Application of Equity Method

Consolidated (new): 0 Equity method (new): 0
(excluded): 0 (excluded): 1

2. Forecast of Consolidated Business Results (April 1, 2002 through March 31, 2003)

	Operating Revenues	Recurring Income	Net Income
	(millions of yen)	(millions of yen)	(millions of yen)
Year ended March 31, 2003	72,000	-25,000	-24,000

(Reference)
Estimated net income per share (annual): -10,727.30 yen

(Note) The above forecast has been created based on information available as of the date of this report. Actual business results may differ from forecast figures due to various subsequent factors.

FILE No.
82—5113

To whom it may concern:

November 7, 2002

Yasushi Hosoda
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Summary of Business Results for 1st Half of Fiscal Year 2002 (Supplement)

1. Subscriber Addition and Churn

(Thousands of people)

	1H/FY01	1H/FY02	Difference	Difference (%)	2Q/FY01	2Q/FY02
Total Sub. Net Addition (SKY PerfecTV!2)	216 (-)	259 (21)	43 (21)	19. 9% (-)	108 (-)	69 (21)
Total Sub. at Period End (SKY PerfecTV!2)	2, 834 (-)	3, 300 (21)	466 (21)	16. 4% (-)	2, 834 (-)	3, 300 (21)
New DTH Subscribers (SKY PerfecTV!2)	296 (-)	371 (21)	75 (21)	25. 3% (-)	150 (-)	120 (21)
Number of DTH Churn (SKY PerfecTV!2)	102 (-)	103 (0)	1 (0)	1. 0% (-)	52 (-)	57 (0)
DTH Sub. Net Addition (SKY PerfecTV!2)	194 (-)	268 (20)	74 (20)	38. 1% (-)	97 (-)	63 (20)
DTH Sub. at Period End (SKY PerfecTV!2)	2, 413 (-)	2, 879 (20)	466 (20)	19. 3% (-)	2, 413 (-)	2, 879 (20)
DTH Churn Rate (%)	8. 8%	7. 5%	△1. 3	—	8. 9%	8. 0%

- The number of new DTH subscribers marked a record increase in May just before 2002 FIFA World Cup Korea/Japan™ because of the aggressive sales promotion and advertisements for this international event. After the World Cup, the subscriber growth was a little slowing down, influenced by the depression in personal consumption. However, "SKY PerfecTV! 2" was launched in July and during this interim period, the number of new DTH subscribers reached 371 thousand, up 25.3% from the same period last year.

- The DTH churn rate was 7.5%, improving 1.3 percent points from the same term of the previous year, despite a concern about an increase in cancellations just after the World Cup. Our content reinforcement, such as in Soccer Set, in addition to our attractive multi-channel service, was helpful in improving the rate.

- As a consequence, the number of DTH subscribers at the end of this interim period were 2,879 thousand in all, an increase of 466 thousand from the same period last year.

2. Business Results

Financial Summary (April 1, 2002 – September 30, 2002)

(Millions of Yen)

Consolidated	1H/FY01	1H/FY02	Difference	Difference (%)	2Q/FY01	2Q/FY02
Revenues	28, 853	34, 526	5, 673	19. 7%	14, 598	17, 049
Operating Profit/Loss	△4, 078	△18, 118	△14, 039	–	△1, 213	374
Profit/Loss before Income Taxes	△4, 806	△18, 571	△13, 764	–	△1, 580	509
Net Profit/Loss	△4, 642	△18, 586	△13, 944	–	△1, 505	770
Total Assets	146, 990	122, 506	△24, 484	△16. 7%	146, 990	122, 506
Total Shareholder's Equity	115, 145	89, 110	△26, 035	△22. 6%	115, 145	89, 110
Net Cash from Operating Activities	1, 850	△5, 564	–	–	–	△3, 300
Net Cash from Investing Activities	△3, 022	△2, 985	–	–	–	3, 302
Net Cash from Financing Activities	△335	△315	–	–	–	△225
Net Cash and Cash Equivalents at the End of Period	115, 273	48, 781	△66, 492	△57. 7%	115, 273	48, 781

Non-Consolidated	1H/FY01	1H/FY02	Difference	Difference (%)	2Q/FY01	2Q/FY02
Revenues	28, 723	33, 490	4, 767	16. 6%	14, 516	16, 523
Operating Profit/Loss	△3, 715	△17, 710	△13, 995	–	△1, 049	1, 050
Profit/Loss before Income Taxes	△4, 428	△18, 129	△13, 701	–	△1, 415	1, 195
Net Profit/Loss	△4, 439	△18, 228	△13, 789	–	△1, 417	1, 183
Total Assets	144, 709	114, 550	△30, 159	△20. 8%	144, 709	114, 550
Total Shareholder's Equity	115, 645	89, 998	△25, 647	△22. 2%	115, 645	89, 998

- Revenues had a 19.7% increase on a consolidated basis and a 16.6% increase on a non-consolidated basis from the same period last year, due to the increased number of subscribers and an increase in advertisement revenue related to 2002 FIFA World Cup Korea/Japan™. The difference between the consolidated and non-consolidated figures is due to the sales of Data Network Center Corporation, a subsidiary dealing with customer management of the platform business, and Samurai TV, another subsidiary running a martial arts channel, etc.

- On a profit and loss basis, consolidated loss before income taxes was 18.571 million yen and consolidated net loss was 18.586 million yen in this interim period, due to amortization on the broadcasting rights for the 2002 FIFA World Cup Korea/Japan™ and promotional expenses including program production costs. However, in this second quarter, the Company realized profit in the quarterly basis for the first time after its establishment, mainly due to the reduction in subscriber acquisition costs with the end of the "Kimetekure Campaign". Consolidated profit before income taxes was 509 million yen and consolidated net profit was 770 million yen.

- Net cash from operating activities was minus 5.564 million yen, mainly because of the difference between the actual costs and the advance payments relating to 2002 FIFA World Cup Korea/Japan™. Net cash from investing activities was minus 2.985 billion yen, due to the bond investment of surplus fund and facility investment such as facilities for uplink of "SKY PefecTV!2" and for data broadcasting of "SKY PerfecTV!PLUS". Net cash from financing activities was minus 315 million yen, because of the installment payment of debt. Consequently, net cash and cash equivalent at the end of the interim period was 48,781 million yen, a decrease of 66,492 million yen from the same period last year, mainly because part of them are shifted to negotiable securities, investment securities and fixed-term deposits whose terms are over 3 months for the purpose of investment management.

3. Forecast for Fiscal Year Ending March 2003 (from April 1, 2002 to March 31, 2003)

(Thousands of People. Millions of Yen)

	FY01 Result	FY02 Original Forecast*	FY02 Revised Forecast	Difference
New DTH Subscribers (thousands)	599	820	700	△120
DTH Sub. Net Addition (thousands)	391	560	470	△90
DTH Sub. at Period End (thousands)	2, 610	3, 170	3, 080	△90
Total Sub. at Period End (thousands)	3, 042	3, 670	3, 560	△110
DTH Churn Rate (%)	8. 6%	8. 7%	8. 0%	△0. 7
Consolidated				
Revenues	59, 432	72, 000	72, 000	–
Profit/Loss before Income Taxes	△11, 901	△25, 000	△25, 000	–
Net Profit/Loss	△12, 248	△24, 000	△24, 000	–
Non-consolidated				
Revenues	58, 396	70, 000	70, 000	–
Profit/Loss before Income Taxes	△11, 534	△23, 000	△23, 000	–
Net Profit/Loss	△12, 016	△23, 000	△23, 000	–

*Forecast at the announcement of the financial results on May 23, 2002

- The increase in subscribers of "SKY PerfectTV! 2" is anticipated to be significantly lower than initially forecast due to the slowdown in personal consumption and the ongoing recession. Therefore, we reduce the initial forecast of 820 thousand new DTH subscribers by 120 thousand to 700 thousand.

- DTH churn rate remained low at 8.0% in the second quarter, despite the concern about sharp rise in churn after 2002 FIFA World Cup Korea/Japan™. We reduce the initially forecasted churn rate of 8.7% down to 8.0%. As a result, the number of total DTH subscribers forecast at the end of this fiscal year is revised to 3.080 thousand, down 90 thousand from the 3,170 thousand initially forecast.

- There has been no change to the forecasted revenues of 72.0 billion yen on a consolidated basis, with advertising revenue during the World Cup and a steady increase in sales of "Soccer Set" upgraded after the event in spite of the decreased forecast above of DTH subscribers.

- The forecasts for consolidated loss before income taxes and consolidated net loss remain unchanged at 25.0 billion and 24.0 billion yen respectively. with the aggressive advertising activities for year-end shopping season in addition to the promotion of new products such as "SKY PerfecTV!2", "SKY PerfectBB" and "SKY PerfecTV!PLUS".

(Note) Plans, strategy and beliefs, etc. related to the future results stated in the forecasts for this fiscal year are not past facts but forecasts using assumptions and convictions based on the judgment of management using currently available information. Consequently, these forecasts involve risks and uncertainties.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

November 27, 2002

To whom it may concern:

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice on the Allotment of Stock Option (Stock Acquisition Rights)

We hereby inform that the details of the terms and conditions of the stock acquisition rights to be issued as stock options in accordance with provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan pursuant to the resolution of the 8th ordinary general meeting of shareholders of the Company have been resolved in a meeting of the Board of Directors of the Company held on November 27, 2002. The terms and conditions have been determined as follows.

The amount to be paid upon exercise of the stock acquisition rights and other undecided points are to be determined on November 29, 2002.

Note

1. Issue date of the stock acquisition rights
   December 1, 2002 (planned)

2. Aggregate number of stock acquisition rights
   1,644

3. Issue price of the stock acquisition rights
   No consideration shall be paid.

4. Type and number of shares subject to the stock acquisition rights
   Shares of common stock of the Company 1,644 shares

5. Amount to be paid upon exercise of the stock acquisition rights
   To be determined later

6. Aggregate amount of shares to be issued through the exercise of the stock acquisitions rights
   To be determined later

7. Period in which the stock acquisition rights may be exercised
From December 1, 2004 to November 30, 2008

8. Amount that will not be capitalized by the issuance of new shares through the exercise of the stock acquisition rights
To be determined later
* Amount to be paid per share for shares issued through exercise of the stock acquisition rights less the amount to be capitalized. Amount to be capitalized shall be equal to the product of amount to be paid per shares issued through exercise of the stock acquisition rights and 1/2, and any fraction less than 1 yen resulting from such calculation shall be rounded up to the nearest yen.

9. Reception place of the claim and the exercise of the stock acquisition rights
Head office of the Company

10. Handling place of payment for the exercise of the stock acquisition rights
Mizuho Corporate Bank, Otemachi Corporate Banking Division
(Or applicable branch of the succession bank of the bank concerned)

11. Issuance of the securities of the stock acquisition rights
Securities of the stock acquisition rights will be issued only when claimed by persons subject to the allotment of the stock acquisition rights

12. Persons subject to the allotment of the stock acquisition rights and the number thereof
Directors and employees of the Company In total: 14

(Reference)
(1) The day of resolution at the meeting of the Board of Directors to propose the issuance of stock acquisition rights at an ordinary general meeting of shareholders May 23, 2002
(2) The day of resolution at the ordinary general meeting of shareholders June 27, 2002

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

FILE No.
82—5113

SEC MAIL PROCESSING
RECEIVED
DEC 3 1 2002
WASH. D.C. 155 SECTION

To whom it may concern:

November 29, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
Contact: Hiroaki Komatsu
General Manager, Public Relations Dept.
Tomonari Niimoto
General Manager, Investor Relations Dept.
(TEL: 03-5468-9400)

Notice on the details of Issuance of Stock Options (Stock Acquisition Rights)

Please be informed that the details of issuance of stock acquisition rights in accordance with provisions of Article 280-20 and 280-21 of Commercial Law resolved at the meeting of the Board of Directors of the Company held on November 27, 2002, have been determined today.

Note

1. Issue date of the stock acquisition rights
   December 1, 2002

2. Amount to be paid upon exercise of the stock acquisition rights
   ¥ 105,436 per share
   The amount was determined as the average of the closing price (¥ 100,415) for the par value common stock of the Company in regular transactions on the Tokyo Stock Exchange on each day (except the days on which dealing is not concluded) of November 2002, the month prior to the month of the issue date of the stock acquisition rights, multiplied by 1.05 (fractions less than one yen was rounded up to one yen).

3. Aggregate amount of shares to be issued through the exercise of the stock acquisition rights
   ¥ 173,336,784

4. Amount that will not be capitalized by the issuance of new shares through the exercise of the stock acquisition rights
   ¥ 52,718 yen per share

(Reference)
(1) The day of resolution at the meeting of the Board of Directors to propose the issuance of stock acquisition rights at an ordinary general meeting of shareholders May 23, 2002
(2) The day of resolution at the ordinary general meeting of shareholders June 27, 2002
(3) The day of resolution at the meeting of the Board of Directors to discuss the allotment of stock acquisition rights, etc. November 27, 2002

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

To whom it may concern:

December 3, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of November 2002

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) announced the number of Total Registrations and DTH Subscribers as of the end of November, 2002.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	37,413	34,335
Churn	21,706	19,786
Churn Rate*3	7.9%	8.2%
November Net Increase	15,707	14,549
Cumulative Total	3,333,752	2,912,600

SKY PerfecTV!	Total Subscribers*1	DTH Subscribers*2
New Subscribers	33,911	30,913
Churn	21,594	19,674
Churn Rate*3	7.9%	8.2%
November Net Increase	12,317	11,239
Cumulative Total	3,306,437	2,886,313

SKY PerfecTV! 2	Total Subscribers*1	DTH Subscribers*2
New Subscribers	3,502	3,422
Churn	112	112
Churn Rate*3	5.6%	5.8%
November Net Increase	3,390	3,310
Cumulative Total	27,315	26,287

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

SEMIANNUAL REPORT 2002


SCHMITTER

SKY Perfect Communications Inc.

FINANCIAL HIGHLIGHTS

SEPTEMBER 30, 2001, 2002 AND MARCH 31, 2002

Number of Channels	Six-month periods ended September 30, 2001	2002	Year ended March 31, 2002
SKY PerfecTV!			
Total	284	282	283
Television	179	178	179
Radio	105	104	104
SKY PerfecTV! 2			
Television / Data	-	52	-
Number of Subscribers (thousands)			
Total Subscribers	2,834	3,300	3,042
(SKY PerfecTV! 2)	-	(21)	-
DTH(Direct to Home)Subscribers	2,413	2,879	2,610
(SKY PerfecTV! 2)	-	(20)	-
Annualized Churn Rate (DTH) %	8.8	7.5	8.6
ARPU (SKY PerfecTV!) **(Average revenue per subscriber per month)**			
Subscription fees per subscriber	¥ 4,318	¥ 3,952	¥ 4,214
Subscription-related revenues per subscriber	¥ 1,535	¥ 1,458	¥ 1,509

(Millions of yen, except per share data)

	Six-month periods ended September 30, 2001 (unaudited)	2002 (unaudited)	Year ended March 31, 2002
Statement of Operations Data:			
Revenues	¥ 28,853	¥ 34,526	¥ 59,433
Subscriber-related revenues	20,950	23,301	42,469
Transmission-related revenues	2,726	3,596	5,524
Other fees and revenues	5,177	7,629	11,440
Operating expenses	32,222	51,791	68,657
Operating loss	3,369	17,265	9,224
Net loss	3,470	17,576	9,668
Net loss per share-basic and diluted	¥1,551.11	¥ 7,855.96	¥ 4,321.61
Balance Sheet Data:			
Cash and cash equivalents	¥ 115,274	¥ 48,782	¥ 57,803
Property and equipment, net	18,662	25,655	22,956
Total assets	154,852	136,267	154,519
Lease obligation-non current	8,302	10,940	6,931
Total liabilities	41,092	46,077	46,830
Common stock	139,456	139,460	139,460
Total shareholders' equity	111,176	87,746	105,100
Cash Flow Data:			
Net cash provided by (used in) operating activities	¥ 4,083	¥ (3,719)	¥ (6,168)
Net cash used in investing activities	(2,984)	(2,970)	(48,002)
Net cash used in financing activities	(2,607)	(2,176)	(4,860)

Note: The condensed consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

Performance in the Interim Period Ended September 30, 2002

First among the many achievements of this interim consolidated accounting period under review, I would like to report the success of our campaign to broadcast all 64 matches of the 2002 FIFA World Cup Korea/Japan™ (the "World Cup") free of charge to subscribers. Thanks to the campaign, new subscribers increased as we hoped for and we were able to demonstrate the appeal of multi-channel programming to many customers. Achieving these goals fulfilled the purpose of the campaign.

Among the other highlights of the period under review, as of July 2002, we began SKY PerfecTV!2 CS 110-degree broadcasting services. This service now complements our original SKY PerfecTV! CS 124/128-degree broadcasting services. Other new services added included SKY PerfecTV! PLUS, high-function interactive data broadcasting services, and SKY PerfectBB, contents distribution services through broadband including asymmetric digital subscriber line ("ADSL").

The difficult economic environment created by stagnant personal consumption in reaction to the continued lack of any sign of recovery in the economy of Japan posed a significant barrier to subscriber base expansion. Nevertheless, stimulated by the demand arising from the previously mentioned World Cup, we were able to achieve vigorous growth in new subscribers as originally planned at the start of the fiscal year. Net of churn, direct to home ("DTH") subscribers, including SKY PerfecTV! and SKY PerfecTV!2 subscribers, increased by 268 thousand subscribers, reaching 2,879 thousand subscribers at the end of September. The total number of subscribers, including institutional and provisional subscribers, at the end of the interim period amounted to 3,300 thousand. The annualized DTH churn rate for the interim period also made progress, improving to 7.5%, compared with 8.8% in the interim period of the previous fiscal year on an average basis. Fears that churn rate would rise after the World Cup ended turned out to be unfounded. I believe that we were able to avoid this situation due to the introduction of new packages of soccer programming and the ongoing addition of attractive programming.

Revenues for the interim period rose 19.7%, to ¥34,526 million. However, operating loss increased ¥13,896 million, to ¥17,265 million because of increased operating expenses due to the cost of broadcasting rights, programming production costs, and other expenses for the World Cup. Consequently, net loss grew ¥14,106 million, to ¥17,576 million.

Although the company's losses increased over the six-month period, on a quarterly basis, SKY Perfect Communications recorded its first operating and net profit in the second quarter of the current fiscal year. I see this performance as evidence that the company is becoming profitable just as we are about to exceed our previously calculated profitability point—three million DTH subscribers. In the second quarter, the growing popularity of our new Basic Pack of programming and increased revenues from our own programs helped average subscriber-related revenues per subscriber ("ARPU") edge up to ¥1,473 in the second quarter from ¥1,441 in the first quarter. This marks the first time in six quarters that we have posted quarterly growth. In addition, subscriber acquisition cost per subscriber ("SAC") improved from ¥31,703 in the first quarter to ¥25,612 in the second quarter due to the end of cash back campaign for the World Cup.

Outlook

In the second half, we expect the economic environment to remain difficult as the clouds on the Japanese economy's horizon darken. Although these conditions hinder subscriber base expansion, we still intend to target new subscribers through aggressive marketing activities. Planning to boost income contribution for the next fiscal year, we will be actively investing in advertising ourselves as "TV's King" as well as other advertising and promotion in our year-end sales campaign. We expect a net increase of 470 thousand in DTH subscribers, and plan to expand the total number of DTH subscribers to 3,080 thousand at the end of March 2003. These numbers fall somewhat short of our original forecast, primarily because of less than anticipated growth in SKY PerfecTV!2 subscribers under the impact of sluggish growth in BS Digital subscribers.

We expect an annualized DTH churn rate of 8% which is improved 0.7 points from the 8.7% originally forecasted, and plan to achieve further improvement in ARPU, as a result of favorable sales of our new soccer programming package and other measures.

Based on these efforts, we expect to achieve our original revenues goal for the fiscal year, a 21% increase to ¥72,000 million. Despite the benefits of various cost cutting measures, the costs of the previously mentioned advertising campaigns, the promotion costs from launching SKY PerfecTV! 2 and other new services, and such initial period costs as expenses for newly constructed broadcasting facilities will have a negative impact on profits. Consequently, we forecast that net loss will fall in line with our original forecast, at ¥24,000 million.

Medium- and Long-Term Business Strategy

Our principal business goals are to begin turning a profit in the fiscal year ending in March 2004, followed by achieving profit before income taxes of between ¥20 billion to ¥30 billion in our core platform business within a few years on the way to quickly recovering our accumulated losses and reaching our next goal of paying dividends.

Our strategies in pursuing these goals will be to continue to expand our subscriber base, maintain a low churn rate, and increase profitability by keeping SAC at an appropriate level. Specifically, we plan to expand ARPU based on boosting revenue by acquiring more subscriptions to our Basic Pack of programming and by increasing revenues from our own programs. On the other hand, while keeping a close eye on subscriber trends, we also plan to reduce SAC. We believe that it is important to continue to invest in our own programs to maintain a high level of attractive programming on our platform, but plan to utilize sublicensing and other methods to increase the return on investment. Although SKY PerfecTV! 2 has been slow in getting on track, its profitability is relatively good. Closely monitoring the market penetration of BS Digital broadcasting services, we will continue to actively develop this service.

To promote medium- to long-term growth, we continue to implement our Content Aggregator and Multi-Platform Strategy, aiming to position SKY Perfect Communications advantageously not only in CS broadcasting but in a variety of communications pipelines. For that purpose, we are further strengthening our foundations in the platform business while also aggressively developing new businesses. As we strive to remain a core player in the multimedia business amid continued innovation, we look forward to the continue support of our shareholders.

December 2002

Yasushi Hosoda
President and CEO

The preceding discussion contains statements that constitute "forward looking statements" which relate to the intent, belief or current expectations of our management with respect to our results of operations and financial condition. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or in the case of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business. However, factors that could influence our business results are not confined to the above.

CONSOLIDATED BALANCE SHEETS
MARCH 31,2002 AND SEPTEMBER 30, 2002

	Millions of Yen		Thousands of U.S. Dollars (Note 2)
	Mar. 31, 2002	Sep. 30, 2002 (unaudited)	Sep. 30, 2002 (unaudited)
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 57,803	¥ 48,782	$ 399,852
Time deposits	28,385	20,005	163,976
Short-term investments	16,137	17,014	139,459
Accounts receivable:			
Trade	7,006	6,818	55,885
Other	1,769	1,682	13,787
Allowance for doubtful receivables	(414)	(420)	(3,442)
Broadcasting rights (Note 6)	1,816	5,395	44,221
Other current assets	12,430	1,124	9,213
Total current assets	124,932	100,400	822,951
Investments:			
Investments in affiliated companies	369	391	3,205
Other investments	4,666	8,244	67,574
Total investments	5,035	8,635	70,779
Property and equipment, net (Notes 3 and 4)	22,956	25,655	210,287
Other assets	1,596	1,577	12,926
Total	**¥154,519**	**¥136,267**	**$1,116,943**

See notes to consolidated financial statements.

	Millions of Yen		Thousands of U.S. Dollars (Note 2)
	Mar. 31, 2002	Sep. 30, 2002 (unaudited)	Sep. 30, 2002 (unaudited)
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Lease obligations - current portion	¥ 3,379	¥ 4,058	$ 33,262
Accounts payable	5,103	1,223	10,025
Accrued expenses :			
Commissions	2,805	1,384	11,344
Other	9,648	11,974	98,148
Subscription fees received	11,432	12,662	103,787
Payable under securities purchase agreements	5,255	-	-
Other current liabilities	659	1,089	8,926
Total current liabilities	38,281	32,390	265,492
Long-term liabilities:			
Long-term debt	5	5	41
Lease obligations	6,931	10,940	89,672
Long-term payables	995	1,967	16,123
Liability for severance payments	226	259	2,123
Other liabilities	392	516	4,230
Total long-term liabilities	8,549	13,687	112,189
Minority interests	2,589	2,444	20,033
Commitments and contingent liabilities (Note 6)			
Shareholders' equity:			
Common stock	139,460	139,460	1,143,115
Capital surplus	73,846	73,919	605,893
Accumulated deficit	(108,206)	(125,782)	(1,031,000)
Accumulated other comprehensive income:			
Unrealized gains on securities	-	149	1,221
Total shareholders' equity	105,100	87,746	719,229
Total	**¥ 154,519**	**¥ 136,267**	**$1,116,943**

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2001 AND 2002

	Millions of Yen		Thousands of U.S. Dollars (Note 2)
	Sep. 30, 2001	Sep. 30, 2002	Sep. 30, 2002
Revenues	¥ 28,853	¥ 34,526	$ 283,000
Operating expenses:			
Cost of services (Note 5)	13,966	18,395	150,779
Sales promotion and marketing expenses (Note 5)	12,194	27,165	222,664
General and administrative expenses	2,537	3,247	26,615
Depreciation and amortization expenses (Notes 3 and 4)	3,525	2,984	24,459
Total operating expenses	32,222	51,791	424,517
Operating loss	3,369	17,265	141,517
Other income (expenses):			
Interest income	97	93	762
Interest expense	(302)	(281)	(2,303)
Other - net	104	(123)	(1,008)
Other expenses - net	101	311	2,549
Net loss	¥ 3,470	¥ 17,576	$ 144,066

	Yen		U.S. Dollars
Per share of common stock :	Sep. 30, 2001	Sep. 30, 2002	Sep. 30, 2002
Net loss per share - basic and diluted	¥1,551.11	¥ 7,855.96	$ 64.39

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

FOR THE YEAR ENDED MARCH 31, 2002 AND SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2002

		Millions of Yen			
	Shares of Common Stock Outstanding	Common Stock	Capital Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income
Balance at March 31, 2002	2,237,282	¥ 139,460	¥ 73,846	¥ (108,206)	-
Stock-based compensation	-	-	73	-	-
Net loss	-	-	-	(17,576)	-
Unrealized gains on securities	-	-	-	-	¥ 149
Balance at September 30, 2002	2,237,282	¥ 139,460	¥ 73,919	¥ (125,782)	¥ 149

	Thousands of U.S. Dollars (Note 2)			
	Common Stock	Capital Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income
Balance at March 31, 2002	$1,143,115	$605,295	$ (886,934)	-
Stock-based compensation	-	598	-	-
Net loss	-	-	(144,066)	-
Unrealized gains on securities	-	-	-	$ 1,221
Balance at September 30, 2002	$1,143,115	$605,893	$ (1,031,000)	$ 1,221

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Unaudited)

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2001 AND 2002

	Millions of Yen		Thousands of U.S. Dollars (Note 2)
	Sep. 30, 2001	Sep. 30, 2002	Sep. 30, 2002
Operating activities:			
Net loss	¥ (3,470)	¥ (17,576)	$ (144,066)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,525	2,984	24,459
Provision for (recovery of) doubtful accounts	(83)	6	49
Loss on property and equipment - net	7	13	107
Other	75	44	361
Change in assets and liabilities:			
Accounts receivable	(463)	188	1,541
Broadcasting rights	(3,339)	(3,579)	(29,336)
Other current assets	1,221	11,398	93,426
Other assets	102	4	33
Accounts payable	(228)	158	1,295
Accrued expenses	6,100	958	7,852
Subscription fees received	766	1,230	10,082
Other current liabilities	(149)	439	3,598
Other liabilities	19	14	115
Net cash provided by (used in) operating activities	4,083	(3,719)	(30,484)
Investing Activities:			
Purchases of property and equipment	(1,502)	(7,510)	(61,557)
Proceeds from sales of property and equipment	-	5,557	45,549
Purchases of short-term investments	-	(10,121)	(82,959)
Proceeds from sales of short-term investments	-	8,375	68,648
Purchases of other investments	(1,225)	(8,724)	(71,508)
Proceeds from sales of other investments	-	1,084	8,885
Payments for time deposits	(1,197)	(20,000)	(163,935)
Refund of time deposits	902	28,354	232,410
Other	38	15	123
Net cash used in investing activities	(2,984)	(2,970)	(24,344)
Financing Activities:			
Payments of long-term payables	(336)	(316)	(2,590)
Payments of obligations under capital lease	(2,271)	(1,860)	(15,246)
Net cash used in financing activities	(2,607)	(2,176)	(17,836)
Effect of exchange rate changes on cash and cash equivalents	(10)	(156)	(1,279)
Net decrease in cash and cash equivalents	(1,518)	(9,021)	(73,943)
Cash and cash equivalents at beginning of year	116,792	57,803	473,795
Cash and cash equivalents at end of year	¥ 115,274	¥ 48,782	$ 399,852

1. Basis of Financial Statements

The accompanying unaudited semiannual consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America. Effect has been given in the consolidated financial statements to adjustments which have not been entered in the general books of account on SKY Perfect Communications Inc. (the "Company") and its subsidiaries (together, the "Companies") maintained in accordance with accounting principles generally accepted in Japan.

2. U.S. Dollar Presentation

The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥122 = US$1, the approximate rate of exchange at September 30, 2002.

3. Property and Equipment

Property and equipment (including capital leases) at March 31, 2002 and September 30, 2002 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	Mar.31, 2002	Sep.30, 2002	Sep.30, 2002
Leasehold improvements	¥ 2,580	¥ 2,636	$ 21,606
Machinery and equipment	21,996	26,163	214,451
Furniture, fixtures and others	7,913	3,874	31,754
Computer software	4,504	8,442	69,197
Total	36,993	41,115	337,008
Less accumulated depreciation and amortization	14,037	15,460	126,721
Property and equipment — net	¥ 22,956	¥ 25,655	$ 210,287

Property and equipment include capitalized leases as described in Note 4.

4. Leases

Capital leases — The Companies lease certain assets, principally subscriber management systems, broadcasting systems and related equipment, which are classified as capital leases. Included in property and equipment were the following assets held under capital leases:

	Millions of Yen		Thousands of U.S. Dollars
	Mar.31, 2002	Sep.30, 2002	Sep.30, 2002
Machinery and equipment	¥ 17,816	¥ 20,956	$ 171,770
Furniture, fixtures and others	2,724	4,578	37,525
Total	20,540	25,534	209,295
Less accumulated amortization	10,711	11,039	90,484
Capital lease assets — net	¥ 9,829	¥ 14,495	$ 118,811

Amortization expense of capitalized assets for the six-month periods ended September 30, 2001 and 2002 were ¥2,252 million and ¥ 1,852 million ($ 15,180 thousand), respectively.

5. Related Party Transactions

At September 30, 2002, 8.134% of the Company's shares were held by Sony Broadcast Media Co., Ltd., a 100% owned subsidiary of Sony Corporation. The Company has transactions with Sony Corporation and its subsidiaries for the procurement of properties and supplies, and performance of certain services. Such transactions for the six-month periods ended September 30, 2001 and 2002, respectively, consisted of purchase of broadcasting equipment amounting to ¥853 million and ¥349 million ($2,857 thousand), purchase of promotional supplies and electronic parts amounting to ¥292 million and ¥300 million ($2,457 thousand), and payment of expenses, principally sales promotion and marketing expenses, amounting to ¥1,204 million and ¥1,616 million ($13,249 thousand).

The Company provides the platform service and sublicense for Fuji Television Network, Inc., terrestrial broadcaster, (an 8.134% shareholder of the Company at September 30, 2002). Revenues for the six-month periods ended September 30, 2001 and 2002 were ¥1,283 million and ¥1,075 million ($8,809 thousand), respectively.

The Company has entered into service agreements with JSAT (a 7.007% shareholder of the Company at September 30, 2002) related to uplink operations. Revenues under these agreements were ¥1,070 million and ¥1,381 million ($11,322 thousand) for the six-month periods ended September 30, 2001 and 2002, respectively. JSAT also provides satellite broadcasting services to the Company. Costs of services included ¥1,749 million and ¥2,162 million ($17,718 thousand) for the six-month periods ended September 30, 2001 and 2002, respectively, mainly related to these services.

The Company has a 20% ownership interest in PAY PER VIEW JAPAN, INC. ("PPVJ"), a broadcaster operating under the pay per view billing system for programs purchased for viewing. The Company had revenue transactions with PPVJ for the six-month periods ended September 30, 2001 and 2002 amounting to ¥3,451 million and ¥4,408 million ($36,130 thousand), and cost of services amounting to ¥64 million and ¥75 million ($613 thousand), respectively. The Company has provided financial guarantees of 84 million ($689 thousand) to certain banks relating to bank loans of PPVJ.

6. Commitments and Contingent Liabilities

At September 30, 2002, the Companies had no material contingent liabilities including litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on the Companies' financial position or results of operations.

The Company enters into contracts to purchase broadcasting rights of certain programs which are capitalized and amortized based on the number of showings. Commitments for future payments on these contracts, some of which are subject to reductions or additions depending on certain conditions, at September 30, 2002 amounted to ¥12,480 million ($102,292 thousand) in the aggregate. These commitments are due at various dates through 2006.

In December 1996, the Company entered into a 20-year consulting agreement relating to the purchase of broadcasting rights. The agreement requires the Company to pay monthly fees through December 2016 which, at September 30, 2002, amounted to ¥4,465 million ($36,599 thousand) in the aggregate.

Corporate Data and Investor Information
AS OF SEPTEMBER 30, 2002

Corporate name: SKY Perfect Communications Inc.
Main service name: ***SKY PerfecTV!***
Head office address: 2-15-1 Shibuya, Shibuya-ku, Tokyo 150-8326, Japan
Tel: +81-3-5468-7800 Fax: +81-3-5468-7925
URL: http://www.skyperfectv.co.jp
Date established: November 10, 1994
Merger date: May 1, 1998
Number of employees: 276 (Consolidated basis)
Common stock: authorized 3,200,000
issued 2,237,282
Number of shareholders : 43,268
Stock exchange listing: Tokyo Stock Exchange, "Mothers"(Code No.4795)
Transfer agent of common stock: Mizuho Trust & Banking Co., Ltd.
Newspaper for public notice: The Nihon Keizai Shimbun

Major shareholders

Itochu Corporation*[1]	8.134%
Sony Broadcast Media Co., Ltd.	8.134%
Newscorp Japan Holdings B.V.	8.134%
Fuji Television Network, Inc.	8.134%
JSAT Corporation	7.007%
Hughes Electronics Japan Co., Ltd.*[2]	5.416%
Nippon Television Network Corporation	5.050%
Mitsui & Co., Ltd.	4.886%
State Street Bank and Trust Company	4.189%
Tokyo Broadcasting System, Inc.	3.575%
Matsushita Electric Industrial Co., Ltd.	3.121%
Sumitomo Corporation	3.098%

*[1] Shares held by Itochu Corporation include shares transferred to the Itochu account of Mizuho Trust & Banking Co., Ltd. as the retirement pension trust(Re-trustee is Trust & Custody Services Bank, Ltd.)
*[2] As of October 10, 2002, shares held by Hughes Electronics Japan Co., Ltd. were transferred to Itochu Corporation, Sony Broadcast Media Co., Ltd., and Fuji Television Network, Inc. As a result, each of these companies' shareholding percentage is 9.940% as of October 31, 2002.

As of September 30, 2002, foreign ownership ratio is 19.755%. We are subject to a limited extent to direct regulation under the Broadcast Law. Such regulation includes, among other things, certain foreign ownership restrictions. Under the Broadcast Law, our broadcast license will be revoked if 20 percent or more of the voting rights attached to shares of our stock are owned by foreign persons (including (x) any persons who are not Japanese nationals, (y) any foreign governments or representatives thereof and (z) any foreign corporations or associations). Under the Broadcast Law, we may reject a request by any such foreign person that its name be entered in our shareholder register if our acceptance of such request would result in the 20 percent threshold being exceeded. If, and as long as, 15 percent or more of the voting rights attached to shares of our stock are owned by foreign persons, we will be required to give a public notice every six months pursuant to the Broadcast Law.

Board of Directors (as of October 31, 2002)

President and CEO (Representative Director)	Yasushi Hosoda
Executive Vice President and COO	Hajime Shigemura
Senior Managing Director	Yoshitada Sonoda
Managing Director and CFO	Kunioki Ishibashi
Managing Director	Masao Nito
Directors	Tamotsu Iba
	Koji Kobayashi
	Yasuo Amei
	Yoichiro Maekawa
	Kenji Kamimura
Corporate Auditors	Minoru Nishida
	Masatoshi Hojo
	Hiroyuki Shinoki
	Osamu Takahashi
	John Garry McBride